
MOSAIC
REAL SOLUTIONS. REAL RESULTS.

03 MAY 19 AM 7:21

May 14, 2003



03050531

By Overnight Courier

Securities and Exchange Commission
Office of International Finance
Division of International Corporate Finance
450 5th Street
Washington, D.C. 20549
Mail Stop 3-2

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen:

Re: Mosaic Group Inc. (the "Corporation") 12g3-2(b) Exemption ID Number 82-34686

In accordance with Rule 12g3-2(b)(1)(i) under the Securities Exchange Act of 1934 (the "Exchange Act"), enclosed please find the press release of the Corporation dated May 14, 2003, which is the last document publicly filed by the Corporation since the date of the Corporation's last furnishing to the Securities and Exchange Commission (the "Commission").

This document is furnished to the Commission in furtherance of the Corporation retaining its exemption pursuant to Rule 12g3-2(b) under the Exchange Act, and this document should not be deemed to be filed pursuant to the Exchange Act.

Further to the instructions received by the Corporation from the Commission, the Corporation has indicated its exemption number (82-34686) in the upper right hand corner of each unbound page and the first page of each bound document submitted herewith.

Please acknowledge receipt of this letter by date-stamping the enclosed copy of this letter and returning it to my attention by means of the enclosed, stamped self-addressed envelope.

Should you have any comments or questions, please do not hesitate to telephone me directly at (416) 813-4276.

Yours very truly,

Cecile S. Chung
Legal Counsel

Encls.

cc: Catherine Barbaro, Mosaic Group Inc. (w/o attachments)
Jocelyn Arel, Testa, Hurwitz & Thibeault, LLP (w/o attachments)
John Pitfield, Testa, Hurwitz & Thibeault, LLP (w/o attachments)
Gregory Ashley, Testa, Hurwitz & Thibeault, LLP (w/ attachments)
C. Rhea, Goodmans LLP (w/o attachments)
Rubin Rapuch, Fraser Milner Casgrain LLP (w/o attachments)
David Botter, Akin Gump Strauss Hauer & Feld LLP (w/o attachments)

dw 5/20

82-34686

structure. An announcement will be made when and if the Company determines that it will be in a position to file its Financial Statements. In accordance with OSC Policy 57-603, the Company intends to satisfy the provisions of the alternate information guidelines until it has satisfied its financial statement filing requirements by filing with the relevant securities regulatory authorities, throughout the period in which it is in default, the same information it provides to all of its creditors at the times the information is provided to the creditors and in the same manner as it would file a material change report pursuant to the Securities Act (Ontario).

FORWARD LOOKING STATEMENTS

The Company and its representatives periodically make written and spoken forward-looking statements and projections, including those contained in the annual and quarterly reports to shareholders. Substantial risks and uncertainties exist with respect to such factors as the maintenance of client relationships, client credit risk, complying with terms of debt agreements, the performance of capital markets, changes in interest rates, changes in foreign currency exchange rates, the retention of key management and availability of employees for hire, changes in labour and other laws to which the Company is subject, the impact of terrorism on consumer and business behavior, competition, and overall economic performance, as well as various other risk factors that will be listed from time to time in the Company's reports or other forms of public disclosure whether written or oral. Because of these risks and uncertainties, actual results could differ materially from those contained in the Company's projections or other forward-looking statements. The Company cautions readers when making decisions to consider the risks and uncertainties inherent in relying on forward-looking statements made by the Company and its representatives at this or any other time.

About Mosaic Group Inc.

Mosaic Group Inc., with operations in the United States and Canada, is a leading provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention Solutions; Marketing & Technology Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for our Brand Partners. Mosaic trades on the TSX under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaic.com.

TEL: (416) 364-0228 Hap Stephen, Chief Restructuring Officer
Mosaic Group Inc.
EMAIL: hstephen@stonecrestcapital.com

TEL: (416) 813-4286 Catherine Barbaro, VP Legal
Mosaic Group Inc.
EMAIL: barbaroc@mosaicgroupinc.com

82-34686

AS A COURTESY MARKET NEWS PUBLISHING INC. WOULD LIKE TO INFORM YOU THAT THE FOLLOWING STORY HAS BEEN DISSEMINATED ELECTRONICALLY AT ON 2003/05/14

MOSAIC GROUP INC ("MGX-T")
- Entering Into Agreement To Sell Mosaic Performance Solutions Inc.

Mosaic Group Inc. ("the Company") announced that its affiliate, Mosaic Performance Solutions Inc., has entered into an agreement with a company ("MG LLC"), formed by two Company officers, Marc Byron and David Graf, for the sale of the assets of Mosaic Performance Solutions Inc., for proceeds of approximately US$4.2 million. The sale of Mosaic Performance Solutions Inc. was entered into as a part of the Company's ongoing and comprehensive capital and debt restructuring efforts pursuant to which it retained, in January 2003, Lazard Freres & Co. LLC, New York, as investment banker to assist in the possible sale of all or part of the Company.

In December, 2002, the Company and certain of its Canadian subsidiaries and affiliated companies obtained an order from the Ontario Superior Court of Justice under the Companies' Creditors Arrangement Act (Canada) to initiate the restructuring of its debt obligations and capital structure. Additionally, certain of the Company's US Subsidiaries commenced proceedings for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Texas in Dallas. Pursuant to these filings, the Company and its relevant subsidiaries continue to operate under a stay of proceedings.

The sale of the assets of Mosaic Performance Solutions Inc. is subject to various conditions, including receipt of all necessary consents and approvals, including (among others), the approval of the United States Bankruptcy Court and the granting of certain relief by the Ontario Superior Court of Justice. As is customary in connection with a sale of assets of a company that is under the protection of Chapter 11 of the U.S. Bankruptcy Code, the sale to MG LLC shall be subject to the receipt by the Company of higher and better offers at an auction to be conducted by the Company on May 19, 2003 at 3:00 p.m. (Central) if a higher or better offer is received by Lazard Freres & Co. LLC by 10:00 a.m. (Central) on that date. Offers may be delivered by fax to Lazard Freres & Co. LLC, to the attention of Peter Shawn, Managing Director, at fax number (212) 332-5729. Completion of the sale is expected to occur no later than May 30, 2003.

The Company also announced that Marc Byron, its Vice Chairman, Director and Chief Executive Officer, and David Graf, an officer of the Company, have resigned from such positions given their involvement in the sale transaction described above. Mr. Byron and Mr. Graf will remain as officers of Mosaic Performance Solutions Inc. to continue its operations until the completion of the sale.

The Company also announced it has sought and obtained from the Ontario Superior Court of Justice an order granting it and certain of its Canadian subsidiaries and affiliated companies an extension of protection under the Companies' Creditors Arrangement Act (Canada) to June 16, 2003.

The order of the Ontario Superior Court of Justice also accepted and approved the report dated May 12, 2003 of KPMG Inc., in its capacity as monitor of the Company. A copy of the report will be filed by the Company with the Canadian securities regulators and will be available at their website, www.sedar.com.

The Company also announced today that it will be unable to file its results for the interim financial period ended March 31, 2003 and the related management's discussion and analysis (the "Financial Statements") by the required filing date under applicable Canadian securities legislation.

The preparation and filing of the Financial Statements is delayed due to the ongoing restructuring of the Company's debt obligations and capital